UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-15423

NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2011

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:_______

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

BancTrust Financial Group, Inc.
Full name of registrant

N/A
Former name if applicable

107 St. Francis Street
Address of principal executive office (Street and number)

Mobile, Alabama 36602
City, state and zip code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. This requirement is not applicable.

NARRATIVE

            As reported by BancTrust Financial Group, Inc. (the “Company”) in a press release issued on March 21, 2012 and filed with a Current Report on Form 8-K on March 22, 2012, management of the Company has recently concluded, in consultation with its registered independent public accounting firm and with the concurrence of the Audit Committee of the Company’s Board of Directors, that certain asset quality indicators and the expected liquidation horizon of nonperforming assets warrant an increase in its provision for loan losses and a decrease in the carrying value of certain other real estate owned, and that these matters should be included in the Company’s results of operations for the fourth quarter of 2011.

On March 29, 2012, the Company issued a press release and filed a Current Report on Form 8-K announcing that it has entered into a entered into a Modification of Loan Documents (the “Modification”) with the Federal Deposit Insurance Corporation, as Receiver of Silverton Bank, National Association (the “Lender”).  The Modification amends the Loan Agreement dated October 16, 2007, between the Company and The Bankers Bank, N.A. (whose name changed to Silverton Bank, National Association), as modified by (i) First Amendment to Loan Agreement dated October 28, 2009, (ii) Second Amendment to Loan Agreement dated November 10, 2010, (iii) Modification of Loan Documents dated April 18, 2011, and (iv) Modification of Loan Documents dated January 5, 2012, (collectively, the “Loan Agreement”).

The Loan Agreement governs the loan (the “Loan”) to the Company in the original principal amount of up to $38,000,000 evidenced by a Promissory Note dated October 16, 2007, from the Company to The Bankers Bank (as amended, the “Note”), which Note is secured by all of the outstanding common stock of BankTrust, the Company’s wholly owned banking subsidiary.  The Modification also amends the Note.  The current principal balance outstanding under the Note is $20,000,000.

The Modification relieves the Company from having to make any principal payments under the Note prior to maturity, which is April 16, 2013 or such earlier date as the Company completes a transaction of the type requiring the Lender’s consent pursuant to Section 5.04 of the Loan Agreement (examples include merger, consolidation, sale of substantially all of the Company’s assets, etc.).  The Modification also increases the interest rate on the Loan from one-month LIBOR plus 5% to one-month LIBOR plus 7%; however, the Modification fixes the amount of quarterly interest payments that the Company is required to make until maturity of  the Loan at $270,000 each.  Accrued but unpaid interest, which will include the difference between quarterly interest accruals and the fixed quarterly payments, together with a fee of $200,000, is to be paid to Lender upon maturity of the Loan.  The Modification also requires the Company to establish an escrow account with the Lender in the amount of $1,080,000 to fund the first four quarterly payments following the execution and delivery of the Modification.

Additional time is required by the Company and its registered public accounting firm to complete the activities described above, to appropriately incorporate them into its Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) and to perform the necessary audit work and, as a result, the Company is unable to file the Form 10-K by March 30, 2012, without unreasonable effort and expense.

The Company currently intends and expects to file its Form 10-K on or before the extended deadline set forth in Rule 12b-25 of April 16, 2012.

PART IV
OTHER INFORMATION

(3)	Name and telephone number of person to contact in regard to this notification

F. Michael Johnson	(251)	431-7800
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

 (3)   Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the recent conclusions described above in Part III of this Form 12b-25, the Company has decided to increase its provision for loan losses by an estimated $13.25 million and write down the net carrying value of other real estate owned by an estimated $27.00 million, for the quarter and year ended December 31, 2011.  The Company has also elected to expense, in the quarter ended December 31, 2011, approximately $1.20 million of previously deferred costs associated with its capital raising efforts during the 2011 fiscal year.

The 2011 adjustments require the Company to establish a valuation allowance for its net deferred tax asset resulting in an increased income tax expense of an anticipated $8.04 million for the quarter and year ended December 31, 2011. The combination of these 2011 adjustments is expected to result in a net loss to common shareholders for the fourth quarter of 2011 of approximately $50.48 million and for the fiscal year ended December 31, 2011, of approximately $50.94 million.

On January 31, 2012, the Company released preliminary unaudited financial results for the quarter and year ended December 31, 2011.  The unaudited financial results reflected a loss to common shareholders for the fourth quarter of 2011 of $971,000, and for the fiscal year ended December 31, 2011, of $1.4 million.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning and subject to the protection of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the use of words such as  “expect,” “may,” “could,” “intend,” “project,” “schedule,” “estimate,” “anticipate,” “should,” “will,” “plan,” “believe,” “continue,” “predict,” “contemplate” and similar expressions.  Statements as to the anticipated amount and effect of accounting entries related to the matters described in this Form 12b-25, which cannot be known until the final determination is made, are forward-looking. All forward-looking statements included in this Form 12b-25 are based on information presently available to  the Company’s management and are subject to various risks and uncertainties, including, without limitation, risks that the Company’s current estimates may be inaccurate; that the Company or its independent registered public accounting firm may determine that a different accounting treatment than that presently contemplated is proper or more appropriate; and the other risks described in  the Company’s SEC reports and filings under “Cautionary Note Concerning Forward-Looking Statements,” “Risk Factors” or similar headings. You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of its forward-looking statements after the date of this Form 12b-25, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

BancTrust Financial Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2012

By:	/s/ F. Michael Johnson
Name: F. Michael Johnson
Title: Executive Vice President, Secretary and
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).